                        UNITED STATES
              SECURITES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM U-9C-3


            QUARTERLY REPORT PURSUANT TO RULE 58


             For the quarter ended June 30, 1998


                   ALLEGHENY ENERGY, INC.
            (Name of registered holding company)


   10435 Downsville Pike, Hagerstown, Maryland 21740-1766
          (Address of principal executive offices)


Inquiries concerning this Form U-9C-3 should be directed to:
                                         Kenneth M. Jones
                                         Allegheny Energy, Inc.
                                         10435 Downsville Pike
                                         Hagerstown, MD 21740-1766
                                         (301) 665-2710

ITEM 1 - ORGANIZATION CHART



      Name                     Energy or                      State         Percentage
  of Reporting                gas-related      Date of          Of          of Voting
    Company                     Company      Organization  Organization   Securitie Held

Allegheny Energy, Inc.    (1)
  AYP Capital, Inc.       (2)

      Allegheny Energy    (3)    Energy      July 23, 1997    Delaware        100
      Solutions, Inc.


Nature of Business:

(1)  Allegheny Energy, Inc.  holds
  directly all of the outstanding
  securities in AYP Capital, Inc.

(2)  AYP Capital, Inc. holds directly
  all of the outstanding securities in
  Allegheny Energy Solutions, Inc.

(3)  Allegheny Energy Solutions, Inc. is
  marketing electric power generation
  within the scope of the Pennsylvania
  retail customer choice pilot program.
  Allegheny Energy Solutions, Inc. also
  offers products and services,
  complementing energy sales, to meet the
  needs of both business and residential
  customers.

NOTE:   On November 18, 1997, a Limited
     Liability Corporation Agreement was
     signed by Allegheny Energy
     Solutions, Inc. (Solutions) and
     Duquesne Energy Partners, Inc.
     (DEP). The agreement provided for
     the formation of a new company,
     Allegheny Energy Solutions, LLC
     (LLC).  The new company was
     incorporated in the first quarter
     of 1998.  Solutions and DEP will
     each hold a 50% interest in the
     LLC.  An application has been made
     to the Pennsylvania Public Utility
     Commission to transfer Solutions'
     license to market power under the
     Pennsylvania retail customer choice
     pilot program to LLC.  It is
     anticipated that LLC will begin
     marketing electric power and other
     complementing energy services as
     soon as the license transfer is
     approved.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



    Company            Company            Amount
 Contributing         Receiving         Of Capital
    Capital            Capital         Contribution

AYP Capital, Inc.    Allegheny Energy   $1,000          100 Shares of
                     Solutions, Inc.                   Common Stock

AYP Capital, Inc.    Allegheny Energy   $3,242,620   Capital Contributions
                     Solutions, Inc.




ITEM 3 - ASSOCIATE TRANSACTIONS




Part I - Transactions performed by reporting companies on behalf of associate companies

  Reporting      Associate
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

No services have been provided by the reporting company to associate companies to date.




Part II -- Transactions performed by associate companies on behalf of reporting companies

  Associate      Reporting
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

Allegheny      Allegheny     Technical     566,169   16,108     -     582,277
Power          Energy        support;
Service        Solutions,    planning &
Corporation    Inc.          implementation
                             of financial
                             programs;
                             counsel on
                             corporate,
                             legal and
                             regulatory
                             matters;
                             general and
                             administrative
                             services

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT




Investments in energy-related
companies:

  Total consolidated     March 31,      $4,339,938,00               line 1
  capitalization as of   1998                      0

  Total capitalization multiplied by
  15%
  (line 1 multiplied by 0.15)             650,990,700               line 2

  Greater of $50 million or line 2                    $ 650,990,700 line 3

  Total current aggregate investment:
  (categorized by major line of
  energy-related business)
      Allegheny Energy Solutions,          1,327,348
      Inc.

             Total current aggregate                      1,327,348 line 4
             investment

  Difference between the greater of $50 million or
  15%
  of capitalization and the total
  aggregate investment
  of the registered holding
  company system
  (line 3 less line 4)                                 $649,663,352 line 5






Investments in gas-related companies:

        None


ITEM 5 - OTHER INVESTMENTS


   Major Line          Other       Other
   of Energy-        Investment  Investment     Reason for
    Related           in Last      in This    Difference in
    Business           U-9C-3      U-9C-3         Other
                       Report      Report      Investment

       None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


Allegheny Energy Solutions, Inc. Statement of Income for the Quarter and Year-to-date ended June 30, 1998.

Allegheny Energy Solutions, Inc. Balance Sheet as of
June 30, 1998.

                          Signature


     Pursuant to the requirements of the Public Utilities
Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ALLEGHENY ENERGY, INC.


                                   /s/  KENNETH M. JONES
                                        Kenneth M. Jones
                                        (Chief Accounting Officer)

August 25, 1998